Exhibit 99.32

NEO Exchange: NETZ

FSE: M2QA

NEWS RELEASE

CARBON STREAMING ADDS NEW MANAGEMENT TO EXECUTE ON GROWING PIPELINE AND U.S. LISTING STRATEGY

NEW COO and EVP to strengthen deal team and focus on U.S. listing strategy

TORONTO, ONTARIO, October 5, 2021 – Carbon Streaming Corporation (NEO: NETZ) (FSE: M2QA) (“Carbon Streaming” or the “Company”) is pleased to announce the addition of two strategic leadership roles which will greatly assist the Company in developing and executing on its growing investment pipeline as well as pursuing its potential U.S. listing in the first half of 2022.

Carbon Streaming’s CEO Justin Cochrane said: “On behalf of the entire organization I would like to extend a very warm welcome to Mr. Geoff Smith and Mr. Derek Sawkins. I look forward to working with each of them as we endeavor to realize our ambitious growth plans in the months and years ahead.” Mr. Cochrane continued, “These appointments represent roles critical to advancing and executing our unique business strategy, and we are very fortunate to have such talent and experience coming onboard with Geoff and Derek.”

Geoff Smith (President and Chief Operating Officer) brings the benefit of over 15 years of M&A and corporate finance experience having advised on or financed many of the largest and most complex and innovative streaming transactions in the past 10 years. Geoff joins Carbon Streaming from his role as Managing Director for Scotiabank’s Investment Banking Division; his team was critical to both structuring and financing billions of dollars of royalties and streams in the natural resource sector. The addition of Mr. Smith to the team comes at a key time as management prepares for a potential U.S. listing and looks to execute on its growing investment pipeline. Mr. Smith holds an Honours Bachelor of Commerce degree from Queen’s University (Canada) and is a CFA charterholder.

Derek Sawkins (EVP, Investments & Strategy) has over 15 years of experience in business development, M&A, corporate finance and principal investing in the technology, resource, and private market sectors. Most recently, Derek served as Senior Vice President of Corporate Development and Strategy at INVIDI Technologies Corporation. Derek spent six years in the investment banking group at National Bank of Canada where he advised on mergers, acquisitions and financings across diversified industries including resource, forestry, clean tech and energy technology. He is the former Executive Producer and Chief Curator of TEDxVancouver, and a founder of Energy Aware, a clean energy technology company that was acquired by Generac Power Systems in 2019. Mr. Sawkins holds a Bachelor of Commerce and Finance from the University of British Columbia (Canada).

With these appointments, Mr. Smith becomes President and COO and is responsible for overseeing strategic financing initiatives and global operations for the Company. Mr. Sawkins will be a key member of Carbon Streaming’s investment team and will be responsible for implementing the Company’s strategy in sourcing carbon projects for development and executing on the Company’s investment pipeline. Mr. Cochrane will continue to lead Carbon Streaming through the execution of its strategy to become the premiere source of financing for developers of carbon offset projects, and the monetization of those credits to assist corporations in their pursuit of a net-zero carbon economy. These additions will also allow Mr. Cochrane to remain focused on the outreach to investors and new markets.

About Carbon Streaming Corporation

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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ON BEHALF OF THE COMPANY:

Justin Cochrane, CEO

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements with respect to the potential listing of the Company on a U.S. exchange and the timing thereof) are forward-looking information. This forward-looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s AIF dated as of September 27, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.